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SEC FILE NUMBER
8-52364

SEC Mail Processing

FEB 28 2024

Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCMG Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 East Canal Street, Suite 850
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Harpel	717-249-8803	jeff.harpel@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
(Name – if individual, state last, first, and middle name)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/2003	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Spencer P. Cavalier, President, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCMG Capital Advisors, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mari-Katherine O'Ferrall
Notary Public
Reg #7997539
Commonwealth Of Virginia
My Commission Expires 07/31/26

Mari Katherine O'Ferrall
Notary Public

Signature: Spencer Cavalier

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition
December 31, 2023

MCMG Capital Advisors, Inc.

SEC ID 8 - 52364

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

MCMG Capital Advisors, Inc.
Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of MCMG Capital Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCMG Capital Advisors, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2023.

Glen Allen, Virginia
February 23, 2024

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

MCMG Capital Advisors, Inc.

Statement of Financial Condition

December 31,		**2023**
Assets		
Cash	$	2,855,798
Accounts receivable		35,553
Interest receivable		164
Prepaid commissions		69,521
Prepaid expenses		9,277
Stockholder advance		51,596
Goodwill		20,303
Total assets	$	3,042,212
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	28,331
Due to related party		626,911
Distribution payable		421,420
Deferred revenue		125,000
Commissions due		6,102
Stockholder redemption liability		100,729
Promissory notes payable		245,822
Total liabilities		1,554,315
Stockholders' equity		
Common stock		13
Additional paid-in-capital		442,637
Retained earnings		1,045,247
Total stockholders' equity		1,487,897
Total liabilities and stockholders' equity	$	3,042,212

The accompanying notes are an integral part of these financial statement.

1. Organization and Nature of Business

MCMG Capital Advisors, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Richmond, Virginia. The Company provides merger and acquisition consulting services primarily to privately held companies and assists with the placement of new offerings of debt and equity securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of net assets acquired in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. During the year ended December 31, 2023, no impairment losses were incurred as the Company concluded that goodwill was not impaired following the completion of its annual impairment review.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk. At December 31, 2023, cash exceeded federal insured limits by $2,601,652.

Deferred Revenue

Deferred revenue is a contract liability and consists of billings to customers for retainer fees in excess of the related revenue recognized. As of December 31, 2023, deferred revenue was $125,000. The Company expects to recognize this balance as revenue upon the completion of services rendered prior to the marketing of the Company.

Accounts and Notes Receivable

The Company carries its accounts and notes receivable net of an allowance for doubtful accounts.

The guidance under Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of accounts and notes receivables utilizing the CECL framework. The Company's expectation is that the credit risk associated with receivables are that client with which it conducts business with, or stockholders is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and stockholders and currently there is not a foreseeable expectation of an event or change which could result in the receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of December 31, 2023.

The Company considers accounts receivable and stockholder notes receivable impacted by the guidance.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the states of Virginia, Maryland, New York, Georgia, Ohio, Florida, Texas, Wisconsin. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (SEC) Rule 15c3-1 (Rule). This Rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $1,371,004, which was $1,275,716 in excess of its net capital requirement of $95,288. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.04 to 1 as of December 31, 2023.

4. Stockholder Notes Receivable

During 2021, upon issuance of common shares, the Company issued promissory notes to three stockholders. The stockholders pledged the issued stock as collateral for the notes. Payments on the notes were due in three annual installments of principal plus interest at 5.25% beginning December 31, 2021. In the event the Company makes a non-tax shareholder distribution with respect to the pledged shares, the distribution shall be applied to the principal.

During 2023, $5,343 of distributions were applied to the notes receivable and one stockholder made principal payments totaling $1,691. There was no outstanding balance at December 31, 2023.

5. Capital Stock

On January 1, 2023, the Company issued 178.673 common shares to 9 stockholders. The Company received $551,043 in cash consideration.

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. As of December 31, 2023, issued and outstanding shares were 1,415.091.

6. Stockholder Redemption

On December 31, 2020, the Company and one of its stockholders entered into a stockholder redemption agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 7), plus an amount equal to an earn-out promissory note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2021, 2022, 2023). Based on the Company's EBITDA for 2021, 2022 and 2023, the earn-out liability is calculated to be $44,023, and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2023. The earn-out note is payable in 33 equal monthly principal payments of $1,334 plus 5.25% interest with the initial payment due on April 30, 2024.

Annual future maturies are as follows:

2024	$12,007
2025	16,008
2026	16,008
	$44,023

On December 31, 2022, the Company and one of its stockholders entered into a stockholder redemption and separation agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 7), plus an amount equal to an earn-out note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2023, 2024, 2025). Based on the Company's EBITDA for 2023 and estimated EBITDA for 2024 and 2025, the earn-out liability is estimated to be $55,432, and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2023.

On December 31, 2023, the Company and one of its stockholders entered into a stockholder redemption and separation agreement whereby the stockholder's equity in the Company would be redeemed in exchange for

$23,930 in cash consideration (included in accounts payable at December 31, 2023), a historical promissory note (Note 7), plus an amount equal to an earn-out note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2024, 2025, 2026). Based on the Company's estimated EBITDA for 2024, 2025 and 2026, the earn-out liability is estimated to be $1,274, and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2023.

The balance of all stockholder redemption liabilities on the statement of financial condition at December 31, 2023 totaled $100,729, including known future amounts of $44,023 and estimable amounts of $56,706.

7. Notes Payable

Notes payable consist of the following at December 31, 2023:

A $23,589 note payable in 36 monthly installments through 2026 with principal payments of $655 and interest of 10.50%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $23,589 at December 31, 2023.

A $101,507 note payable in 33 monthly installments through 2025 with principal payments of $3,076 and interest of 6.75%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $73,823 at December 31, 2023.

A $222,616 note payable in 36 monthly installments through 2025 with principal payments of $6,184 and interest of 9.50%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $148,410 at December 31, 2023.

Maturities on notes payable for future years ending December 31 are as follows:

2024	$118,980
2025	118,980
2026	7,862
	$245,822

8. Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, Matrix Capital Markets Group, Inc. ("MCMG"), which is owned and controlled by the stockholders of the Company. The expense sharing agreement requires the Company to reimburse MCMG for expenses requested by the Company and paid on their behalf. Expenses covered under the expense sharing agreement include outside labor, salaries, taxes, insurance, credit reports, subscriptions, travel expenses, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. At December 31, 2023, amounts due to related party of $626,911 represent the remaining reimbursable expenses payable to MCMG.

The Company currently occupies office space leased by MCMG, the expense for which is allocated as part of the expense sharing agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

9. Commitments

The historical notes payable and the earn-out note (Note 7) are secured by an Issuance of Shares agreement and have an Unconditional Guaranty agreement with MCMG. Under the Unconditional Guarantee agreement, MCMG and the Company collectively guarantee all historical and earn-out notes of both companies. MCMG's historical and earn-out notes payable were $589,820 at December 31, 2023.

10. Contingencies – Litigation

The Company may be involved in various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any net liability (not covered by insurance) that may ultimately result from the resolution of any ongoing matters will not have a material adverse effect on the financial condition or results of operation of the Company.

11. Subsequent Events

Management has evaluated subsequent events through February 23, 2024, the date the financial statements were issued, and has determined that other than the disclosure noted below, there are no subsequent events to be reported in the accompanying financial statements.

On January 1, 2024, the Company issued 104.341 common shares to 5 stockholders. The Company received $420,684 in cash consideration.

*****